EXHIBIT 23L

                        SUBSCRIPTION AGREEMENT






May 22, 2003




To the Board of Directors of Blankinship Funds, Inc:

The undersigned (the `Purchaser') hereby subscribes to purchase a beneficial interest (`Interest') in the Blankinship Value Fund, a series of Blankinship Funds, Inc., in the amount of one hundred thousand dollars ($100,000.00) for 10,000 shares at a net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon request cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchases for investment purposes only and with no present intention of reselling or redeeming said Interest.





/s/ Archibald N. Stewart                     May 22, 2003
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    Archibald N. Stewart                         Date